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                                   EXHIBIT 99A
                              EMPLOYMENT AGREEMENT
















                                   FORM 10-Q
                                    PAGE 24
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                             CONTRACT OF EMPLOYMENT


The undersigned:

1. HARBINGER CORPORATION, established in Atlanta, Georgia, USA (hereafter known as the "Company")


         and


2. MR. WILLEM VAN NIEUWENHUYZEN residing in Zeist, The Netherlands (hereafter known as "Mr. van Nieuwenhuyzen" or the "Employee")

Declare Agreement as to the following:

1.       Function

         a. The Company employs Mr. van Nieuwenhuyzen in the function of General Manager, Europe and Africa. He reports to the Chief Executive Officer, Harbinger Corporation.

         b. Mr. van Nieuwenhuyzen binds himself to undertaking the responsibilities reasonably demanded of him by the Company in the function of General Manager, Europe and Africa. Mr. van Nieuwenhuyzen places his entire energies at the disposal of the Company.

         c. Mr. van Nieuwenhuyzen will not undertake any supplemental employment, paid or unpaid, without written permission from the Company.

         d. Mr. van Nieuwenhuyzen agrees to perform to the best of his abilities all duties which may reasonably be assigned to him by or on behalf of the Company and which are connected with the Company's business, and to follow the directions which shall be given by or on behalf of the Company.

         e. Mr. van Nieuwenhuyzen's principal place of work is The Netherlands, unless changed by the Company. Mr. van Nieuwenhuyzen will travel throughout Europe and Africa.

2.       The Term of the Contract

         This Agreement has been entered into for an indefinite period of time, effective August 1, 1997 and starting October 1, 1997.


3.       Salary, Bonus and Stock Option

         Mr. van Nieuwenhuyzen's salary is Gldrs 30,770 per month. The salary will be paid in arrears by the Company prior to the end of each month into a bank account to be specified by Mr. van Nieuwenhuyzen.

         Moreover, Mr. van Nieuwenhuyzen is entitled to the annual holiday supplement, which is established at 8.33% of gross salary (Gldrs. 30,700) and will be paid annually in the month of July, adjusted proportionately for actual length of service during a given year.

         Total annual salary is 12 times monthly salary plus annual holiday supplement, and excluding bonuses, commissions, incentives and other allowances.


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         The Company shall deduct and pay all the obligatory wage taxes and social insurance premiums according to Dutch law in respect of all amounts to be paid to Mr. van Nieuwenhuyzen under this Agreement; unless, in accordance with Dutch law and regulations, it results from this Agreement and from the nature of the payment to be made that it can be made untaxed and not subject to withholding.

         The employee cannot claim compensation for overwork.

         In addition to the Base Salary, Mr. van Nieuwenhuyzen will be eligible for participation in an incentive bonus program as established by the Company (subject to meeting targets, based on criteria to be determined by the Company at its sole discretion) with the bonus in the amount of 40% of Base Salary plus annual holiday supplement upon achieving the targets. Such bonus is not guaranteed, but is subject to an accelerator/decelerator based on beating/missing the European and overall Company financial plan. It is expected that about 80% of this payment will be based on European performance and 20% on total Company performance, and may vary from year to year. For the first two quarters of employment, the bonus will be guaranteed and paid in arrears at 40,000 Gldrs each quarter. Thereafter, bonus is not guaranteed and will be paid annually soon after the end of the Company's fiscal year end (December 31st).

         In addition to the Base Salary, Mr. van Nieuwenhuyzen will receive a stock option for 50,000 shares awarded under the Harbinger Corporation 1996 Stock Option Plan ("Plan"). Shares underlying award vest evenly over 4 years. The option is awarded under the Plan approved by the Dutch tax authorities. Mr. van Nieuwenhuyzen will be liable for any tax liability from this award. The Company will loan Mr. van Nieuwenhuyzen up to 100,000 Gldrs to pay these taxes, for one year, at an interest rate of 9.0% after which principal and interest will be due and payable in full.

         Mr. van Nieuwenhuyzen will receive an expense allowance of Gldrs. 10,000 per year.

4.       Company Car

         a. In order to carry out his duties, the Company will place a company car equal to a BMW 525 or equivalent at Mr. van Nieuwenhuyzen's disposal, including petrol costs but excluding VAT, on lease basis based on 30,000 km per year, with due consideration of the clause below referring to private use. The company car is provided pursuant to a separate company car Agreement.

                  Mr. van Nieuwenhuyzen is authorized to use the company car for reasonable private use including travel aboard. It is at the discretion of the Company to decide what is understood by reasonable private use.

         b. When Mr. van Nieuwenhuyzen, for any reason, does not carry out any duties for the Company for a period in excess of one month, he is obliged to return the car to the Company.

         c. Mr. van Nieuwenhuyzen acknowledges that the allowances and private use of the car mentioned hereabove might give rise to tax liability. The financial consequences of such liability shall be borne by Mr. van Nieuwenhuyzen.

5.       Paid Leave

         a. Each calendar year the employee is entitled to 25 days leave. The dates will be fixed by the Company after consultation with Mr. van Nieuwenhuyzen.

         b. The company will not provide financial compensation for unused days of leave.




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         c.       Upon termination of employment, Mr. van Nieuwenhuyzen will receive compensation for the remaining days of leave.

         d. If Mr. van Nieuwenhuyzen has taken too many days leave in proportion to the term of employment, he will repay the Company with an amount representing the excess days. This amount can be deducted by the Company from the amount still owing to Mr. van Nieuwenhuyzen.

6.       Incapacity to work due to illness

         a. In the event that Mr. van Nieuwenhuyzen is unable to perform his duties for reasons of illness, the Company will pay one hundred percent (100%) of the Employee's last earned gross Base Salary for a maximum period of four weeks. Thereafter the Company will pay seventy (70%) of the Employee's last earned gross Base Salary for a maximum period of 48 weeks.

         b. The employee shall not be entitled to receive supplementary payments 30% over the legal minimum of 70% of his salary payments, if and to the extent that the employee shall have a claim on a third party in connection with his disability to work. Notwithstanding the foregoing, the Company may at its sole discretion nevertheless decide to make these supplementary payments by way of an advance on damages to be received by the employee from such third party, subject to assignment by the employee to the Company of that claim on a third party for the amount of the advances made by the Company.

7.       Duty to Maintain Secrecy

         a. The Company may disclose to Employee certain Trade Secrets and Confidential Information (defined below). Employee acknowledges and agrees that the Trade Secrets and Confidential Information are the sole and exclusive property of the Company (or a third party providing such information to the Company) and that the Company or such third party owns all worldwide rights therein under patent, copyright, trade secret, confidential information, or other property right. Employee acknowledges and agrees that the disclosure of the Trade Secrets and Confidential Information to Employee does not confer upon Employee and license, interest or rights of any kind in or to the Trade Secrets of Confidential Information. Employee may use the Trade Secrets and Confidential Information solely for the benefit of the Company while Employee is employed or retained by the Company. Except in the performance of services for the Company, Employee will hold in confidence and not reproduce, distribute, transmit, reverse engineer, decompile, disassemble, or transfer, directly or indirectly, in any form, by any means, or for any purpose, the Trade Secrets or the Confidential Information or any portion thereof. Employee agrees to return tot he Company, upon request by the Company, the Trade Secrets and Confidential Information and all materials relating thereto.

         b. Employee's obligations under this Agreement with regard to the Trade Secrets shall remain in effect for as long as such information shall remain a trade secret under applicable law. Employee acknowledges that its obligations with regard to the Confidential Information shall remain in effect while Employee is employed or retained by the Company and for three (3) years thereafter. As used herein, "Trade Secrets" means information of the Company, its licensers, suppliers, customers, or prospective licensers or customers, including, but not limited to, technical or non-technical data, formulas, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, financial plans, product plans, or a list of actual or potential customers or suppliers, which (a) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or user; and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. As used herein, "Confidential Information" means information, other than Trade Secrets, that is of value to its owner and is


                                   FORM 10-Q
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                  treated as confidential, including, but not limited to, future business plans, licensing strategies, advertising campaigns, information regarding executives and employees, and the terms and conditions of this Agreement.

         c. The employee must obtain written permission of the Company before submission of any written material submitted for publication, which have any relation to the Company or related companies.

8.       Supplementary Occupational Disability

         The Company has arranged for a supplementary occupational disability insurance, which will provide coverage in case of disability (arbeidsongeschiktheid). The Company will pay 50% of the premium for such insurance. This coverage will pay the difference between 70% of the annual salary and the maximum payment by the state provided under the Disability Act (WAO), known as wage-privation (loondervingsuitkering). In many cases the state provided payment may decrease significantly over time or be lower, if the employee does not or no longer qualifies for this wage-privation payment. The difference between the wage-privation payment and the lower level (known as WAO-gat) will not be covered by the Company's disability plan. This coverage is not mandatory. The employee can make arrangements for such coverage at his own discretion.

         This insurance is subject to satisfying medical eligibility. The regulations of this insurance will be provided as a supplement to this contract.

9.       Health Insurance

         The Company shall provide Employee with enrollment in Company's Dutch medical plan subject to benefits and restrictions applicable to all Dutch employees of the Company

10.      Pension

         There are no pension contributions by the company to Mr. van Nieuwenhuyzen in his position.

11.      Non-competition

         Mr. van Nieuwenhuyzen will during a period of one year after termination of his employment abstain by way of employment or otherwise of exercising any activity, which may be considered to be competitive with that, activity carried out by Harbinger Corporation and/or an affiliated company. The restriction shall be valid in Europe and Africa.

         The Company may give permission in writing to allow Mr. van Nieuwenhuyzen to not be bound by some or all of the terms of this provision.

12.      Severance Payment

         In case of termination of this contract by the Company without cause, the company will continue salary payments to the employee for a minimum of three months after termination or one month per year, whichever is greater.

13.      Inventions

         The Company must immediately be informed of all inventions (patentable or not) made by the employee during his employment with the Company and the three years thereafter, independently or in connection with others, having any connection with the Company activities. All such invention becomes


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         unconditional property of the Company. The duty of maintaining secrecy as described in Article 7 also applies in such cases.

         All designs, drawings, memoranda, notes, brochures and similar documents containing information concerning such inventions, or other confidential, financial or business information will be returned by the employee to the Company upon request.

         As far as it is necessary, the employee will cooperate with establishment of industrial property rights over the inventions as described in this article and make over such rights to the Company.

14.      Amendments

         Amendments to this contract of employment can only be agreed upon in written form.

15.      Applicable Law

         This Agreement will be governed by and shall be construed in accordance with the laws of The Netherlands. All conflicts shall be submitted to the competent court in The Netherlands. This Agreement cancels and replaces all past Agreements, understandings and all letters or documents exchanged between the parties, prior to the date of this Agreement.

HARBINGER CORPORATION               MR. VAN NIEUWENHUYZEN



/s/ David Leach                     /s/ Willem van Nieuwenhuyzen
----------------------              ----------------------------
By:                                 The Employee








                                   FORM 10-Q
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